Exhibit 99.1

Royal Bank of Canada to repurchase up to 20 million of its common shares

TORONTO, February 27, 2020 — Royal Bank of Canada (the Bank) (“RY” on TSX and NYSE) today announced that the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions (OSFI) have approved its normal course issuer bid to purchase, for cancellation, up to 20,000,000 of its common shares.

Purchases under the normal course issuer bid may commence on March 2, 2020 and continue until March 1, 2021, when the bid expires, or such earlier date as the Bank may complete its purchases pursuant to the notice of intention filed with the TSX. Purchases may be made through the facilities of the TSX, the New York Stock Exchange (NYSE) and other designated exchanges and alternative Canadian trading systems. The price paid for any such repurchased shares will be the prevailing market price at the time of acquisition.

The maximum number of shares that may be repurchased for cancellation represents approximately 1.4% of the 1,423,972,079 common shares issued and outstanding as at February 19, 2020. The amount of purchases on the TSX on any given day will not exceed 690,353 common shares, which is 25% of the average daily trading volume on the TSX for the six months ending January 31, 2020. The average daily trading volume of the Bank’s shares on the TSX for that six-month period, calculated in accordance with the rules of the TSX for the purposes of the bid, was 2,761,413 shares.

The normal course issuer bid will give us the flexibility to manage the Bank’s capital position while generating shareholder value.

The Bank will establish an automatic share purchase plan on March 2, 2020, under which its broker, RBC Dominion Securities Inc., may periodically purchase its common shares pursuant to the bid within a defined set of criteria. The actual number of common shares purchased under the automatic share purchase plan, the timing of purchases, and the price at which the common shares are bought will depend upon future market conditions.

The Bank’s previous normal course issuer bid for the purchase of 20,000,000 shares commenced on March 1, 2019 and expires on February 29, 2020. As of February 25, the Bank had repurchased 13,660,701 shares under such bid on the open market at a volume weighted average price of approximately $103.92 per share.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the normal course issuer bid by Royal Bank of Canada. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the proposed normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections of our 2019 Annual Report and the Risk management section of our Q1 2020 Report to Shareholders; including information technology and cyber risk, privacy, data and third party related risks, geopolitical uncertainty, Canadian housing and household indebtedness, regulatory changes, digital disruption and innovation, climate change, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and environmental and social risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this press release are set out in the Economic, market, and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2019 Annual Report, as updated by the Economic, market and regulatory review and outlook section in our Q1 2020 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Additional information about these and other factors can be found in the risk sections of our 2019 Annual Report and in the Risk management section of our Q1 2020 Report to Shareholders.

Investor Contacts:

Shirley Boudreau, Shareholder Relations, 416-955-7806

Asim Imran, Investor Relations, 416-955-7804

Media Contact:

Gillian McArdle, Corporate Communications, 416-842-4231